[redacted]

10029626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 53105

SEC Mail Processing Section
MAR 03 2010
Washington, DC
122

AB 3/6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANNOCKBURN PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 RECTOR STREET
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL FRANZESE 212-425-2757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID TARLOW & CO., C.P.A., P.C. D/B/A TARLOW & CO., C.P.A.'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210, NEW YORK, NY 10001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, MICHAEL FRANZESE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANNOCKBURN PARTNERS, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER

Title

Notary Public

ANN F. LAMBERSON
Notary Public, State of New York
No. 01LA6108322
Qualified in Queens County
Term Expires April 12, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Changes in Member's Capital.
- [x] (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Cash Flows.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Members of
Bannockburn Partners, LLC

We have audited the accompanying statement of financial condition of Bannockburn Partners, LLC, as of December 31, 2009, and the related statements of income, changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bannockburn Partners, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 25, 2010

BANNOCKBURN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 4,937	
Receivable from broker - clearance account	28,269	
Total assets		$ 33,206

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$ 6,430	
Member's capital	26,776	
Total liabilities and member's capital		$ 33,206

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

Revenue		
Other income	$ 78,428	
Investment income	10	
Total revenue		$ 78,438
Expenses		
Exchange fees and clearance charges	3,135	
Professional fees	3,100	
Rent	19,900	
Telephone and internet	6,687	
Office	3,332	
Insurance	13,885	
Quote system	3,979	
Outside services	16,548	
Other	7,730	
Total expenses		78,296
Income before provision for income taxes		142
Provision for income taxes		-
Net income		$ 142

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED DECEMBER 31, 2009

Balance as of December 31, 2008	$ 34,873
Net income	142
Capital contributions	2,220
Capital withdrawals	(10,459)
Balance as of December 31, 2009	$ 26,776

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net income	$ 142	
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in:		
Receivable from broker - clearance account	11,100	
Decrease in:		
Accounts payable and accrued expenses	(1,608)	
Net cash provided by operating activities		$ 9,634
Cash flows from financing activities		
Capital contributions	2,220	
Capital withdrawals	(10,459)	
Net cash used by financing activities		(8,239)
Net increase in cash		1,395
Cash at beginning of year		3,542
Cash at end of year		$ 4,937
Supplemental disclosures of cash flow information		
Cash paid for interest		-
Cash paid for income taxes		-

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

Bannockburn Partners, LLC (the "Company") was formed on June 15, 2000 under the laws of the State of New York. Under New York State Law, members have limited direct liability for company operations. The Company has been registered, since June 22, 2001, to operate as a broker-dealer in securities with the United States Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") formerly the National Association of Securities Dealers, Inc. (the "NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New accounting and authoritative guidance

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards No. 168 ("SFAS 168"), "FASB Codification". SFAS 168 (with FASB codification change, new reference Accounting Standards Codification™ ("ASC") 105-10) addresses the new FASB Codification as the source of authoritative U.S. GAAP to be applied by nongovernmental entities. The Codification is not intended to change U.S. GAAP but is a new structure which takes accounting pronouncements and organizes them by accounting topic. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company's adoption of this guidance effective for the year ending December 31, 2009 impacts the way the Company references U.S. GAAP accounting standards in the financial statements.

In May 2009, the FASB issued Statement of Financial Standards No. 165 ("SFAS 165"), "Subsequent Events". SFAS 165 (with FASB codification change, new reference ASC 855) addresses the new accounting for and disclosure of subsequent events not addressed in other applicable GAAP, including disclosure of the date through which subsequent events have been evaluated. This guidance is effective for interim or annual periods ending after June 15, 2009. The Company's adoption of this guidance effective with the year ending December 31, 2009 did not have a material effect on the Company's statement of financial position, statement of income, statement of changes in member's capital, and statement of cash flows. The required disclosure of the date through which subsequent events have been evaluated is provided in Note 8.

In January 2009, the Company adopted FASB Interpretations No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109" ("FIN 48") (with FASB codification change, new reference ASC 740, "Income Taxes"). ASC 740 clarifies the accounting for the uncertainty in income taxes recognized by prescribing the threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The required disclosure for which income taxes have been evaluated is provided in Note 7.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Security transactions

The Company records security transactions and commission revenue and expenses on a trade-date basis. Securities owned are reported at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Unrealized gains and losses as well as gains and losses on securities bought and sold are reflected in income. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the respective assets.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing brokers pursuant to a clearance agreement.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, customer security transactions are introduced to and cleared through its clearing brokers. Pursuant to an agreement between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of its customers, its clearing brokers and financial institutions with which it conducts business.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2009, the Company had net capital of $23,510, which was $18,510 more than its required minimum net capital of $5,000.

NOTE 6 - RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through one clearing broker on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 7 - INCOME TAXES

No provision for federal and state income taxes has been made as the Company was formed as a limited liability company which flows the items of income or loss through to the members' individual income tax returns. As such, the Company is not liable for federal and state income taxes. The Company is subject to local income taxes.

Audit periods remain open for review until the statue of limitations has passed. The completion of review or the expiration of the statue of limitations for a given period could result in an adjustment to the liability for income taxes. The statue of limitations for the tax years 2006 through 2009 are set to expire in June 2010, February 2011, and April 2012, respectively. Thus, the 2006 through 2009 tax years are still open for Internal Revenue Service examination. The Company does not anticipate any impact on its financial statements.

NOTE 8 - SUBSEQUENT EVENTS

The Company did not have any other subsequent events through February 25, 2010, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2009.

SUPPLEMENTARY INFORMATION

BANNOCKBURN PARTNERS, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2009

Member's Capital		$ 26,776
Debits:		
Non-allowable assets		
Receivables		3,266
Net capital before haircuts		23,510
Less: Haircuts		-
Net capital per rule 15c3-1		23,510
Minimum net capital requirement - 6-2/3% of aggregate indebtedness of $6,430 or $5,000, whichever is greater		5,000
Excess net capital		$ 18,510
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 6,430	
Total aggregate indebtedness		$ 6,430
Ratio of aggregate indebtedness to net capital		0.27 to 1

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17-A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE

T&C
TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To The Members of
Bannockburn Partners, LLC:

In planning and performing our audit of the financial statements of Bannockburn Partners, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 25, 2010

TABLE OF CONTENTS

BANNOCKBURN PARTNERS, LLC

ANNUAL REPORT

DECEMBER 31, 2009